Exhibit 99.1

March 10, 2022	TSX | NYSE | LSE: WPM

Vancouver, British Columbia

Designated News Release

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

WHEATON PRECIOUS METALS ANNOUNCES RECORD REVENUE, EARNINGS AND OPERATING CASH FLOW FOR 2021

“Wheaton generated record annual revenue and operating cash flow in 2021 as our diversified portfolio of high-quality, long-life assets delivered strong results. We are proud of the value we were able to return to our shareholders resulting from our record-setting performance, with total dividends paid in 2021 increasing by over 35% from 2020,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In 2021, Wheaton also remained focused on accretive growth, and over the past three months alone, we added five new streams to our already robust portfolio. This additional growth is readily apparent in our ten-year production forecast, where we see annual production climbing to well over 900,000 gold equivalent ounces.”

“In addition to our financial and corporate development successes in 2021, Wheaton also made significant strides in bolstering our sustainability efforts while continuing to support community programs around our offices and mining partners’ sites. We substantially strengthened our policies and disclosure around our environmental, social and governance strategy, including aligning our approach with the most recent climate science with the goal of reaching net zero carbon emissions by 2050. As we enter 2022, we look forward to building off our accomplishments from 2021 and continuing to create lasting value for all of our stakeholders.”

Fourth Quarter and Year End 2021 Highlights:

●	Nearly $200 million in operating cash flow during the fourth quarter and a record $845 million during 2021.
●	$278 million in revenue during the fourth quarter and a record $1.2 billion during 2021.
●	$132 million in adjusted net earnings[1] during the fourth quarter and a record $592 million during 2021.
●	Attributable production in 2021 was 752,958 gold equivalent ounces[2] (“GEOs”), in line with Company guidance.
●

Announced a new precious metal purchase agreement (“PMPA”) on Artemis Gold Inc.’s Blackwater Gold Project (“Blackwater”) in respect of silver production and acquired the existing PMPA held by New Gold Inc. in respect of gold production from Blackwater.

●	Announced new PMPA on Generation Mining Limited’s Marathon Project in respect of gold and platinum production.
●

Subsequent to the quarter, announced new PMPAs on Adventus Mining Corporation’s Curipamba Project in respect of gold and silver production and Sabina Gold & Silver Corp.’s Goose Project in respect of gold production.

●

On a GEO[3] basis, total attributable Proven and Probable Mineral Reserves for all metals increased by 13%, driven by a 20% increase in total attributable gold Proven and Probable Mineral Reserves, primarily due to recently added PMPAs and increases at Salobo.

●	Declared quarterly dividend[1] of $0.15 per common share.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q4 2021	Q4 2020	Change	2021	2020	Change

Units produced
Gold ounces	88,321	92,039	(4.0)%	342,546	366,321	(6.5)%
Silver ounces	6,356	6,509	(2.4)%	25,999	22,892	13.6%
Palladium ounces	4,733	5,672	(16.6)%	20,908	22,187	(5.8)%
Cobalt pounds	381	-	n.a.	2,293	0	n.a.
Gold equivalent ounces [2]	186,404	189,682	(1.7)%	752,958	712,624	5.7%
Units sold
Gold ounces	79,622	86,243	(7.7)%	312,465	369,553	(15.4)%
Silver ounces	5,116	4,576	11.8%	22,860	19,232	18.9%
Palladium ounces	4,641	4,591	1.1%	19,344	20,051	(3.5)%
Cobalt pounds	228	-	n.a.	886	-	n.a.
Gold equivalent ounces [2]	158,864	155,665	2.1%	663,415	662,275	0.2%

Revenue	$278,197	$286,212	(2.8)%	$1,201,665	$1,096,224	9.6%
Net earnings	$291,822	$157,221	85.6%	$754,885	$507,804	48.7%
Per share	$0.648	$0.350	85.1%	$1.677	$1.132	48.1%
Adjusted net earnings [1]	$132,232	$149,441	(11.5)%	$592,079	$503,335	17.6%
Per share [1]	$0.293	$0.333	(12.0)%	$1.315	$1.122	17.3%
Operating cash flows	$195,290	$207,962	(6.1)%	$845,145	$765,442	10.4%
Per share [1]	$0.433	$0.463	(6.5)%	$1.878	$1.706	10.1%

All amounts in thousands except gold, palladium & gold equivalent ounces and cobalt pounds produced & sold, and per share amounts.

Production Guidance

●

2022 Guidance: Wheaton’s estimated attributable production in 2022 is forecast to be 350,000 to 380,000 ounces of gold, 23.0 to 25.0 million ounces of silver, and 44,000 to 48,000 GEOs[3] of other metals, resulting in production of approximately 700,000 to 760,000 GEOs[3].

●	Five-year guidance: For the five-year period ending in 2026, the Company estimates that average production will amount to 850,000 GEOs[3].

●	Ten-year guidance: For the ten-year period ending in 2031, the Company estimates that average annual production will amount to 910,000 GEOs[3].

Financial Review

Revenues

Revenue was $278 million in the fourth quarter of 2021 representing a 3% decrease from the fourth quarter of 2020 due primarily to a 5% decrease in the average realized gold equivalent² price; partially offset by a 2% increase in the number of GEOs² sold.

Revenue was $1,202 million in the year ended December 31, 2021 representing a 10% increase from 2020 due primarily to a 9% increase in the average realized gold equivalent² price.

Cash Costs and Margin

Average cash costs¹ in the fourth quarter of 2021 were $429 per GEO² as compared to $415 in fourth quarter of 2020. This resulted in a cash operating margin¹ of $1,322 per GEO² sold, a decrease of 7% as compared with the fourth quarter of 2020.

Average cash costs¹ in 2021 were $434 per GEO² as compared to $403 in 2020. This resulted in a cash operating margin¹ of $1,377 per GEO² sold, an increase of 10% as compared with 2020.

Impairment Reversals of Mineral Stream Interests

Net earnings were positively impacted as the result of an impairment reversal on the Voisey’s Bay PMPA amounting to $157 million at December 31, 2021.

Indicators of impairment reversal were identified relative to the Voisey’s Bay PMPA, as a result of significant and sustained increases in the market prices of cobalt. Management estimated that the recoverable amount under the Voisey’s Bay PMPA exceeded the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years, resulting in an impairment reversal of $157 million at December 31, 2021.

Balance Sheet (at December 31, 2021)

●	Approximately $226 million of cash on hand.
●	The Company’s $2 billion revolving term loan (the “Revolving Facility”) remains fully undrawn.

Fourth Quarter Asset Highlights

Salobo: In the fourth quarter of 2021, Salobo produced 48,200 ounces of attributable gold, a decrease of approximately 23% relative to the fourth quarter of 2020 primarily due to lower throughput, grades and recovery, with throughput being impacted as a result of an 18-day suspension of operations following a conveyor belt fire in October 2021. According to Vale S.A. (“Vale”), other activities, including mine and maintenance operations, continued as usual during this period but concentrate production was interrupted. Concentrate production resumed on October 22, 2021 and ramped up over a three-day period. Vale reported that despite the challenges, mine movement continued to improve at Salobo operation and reached pre-safety review levels by the end of the year.

As per Vale’s Fourth Quarter 2021 Performance Report, on January 6, 2022, heavy rainfall in the region of the Salobo III mine expansion caused a landslide that damaged part of a conveyor belt and blocked access to the project site. Safety conditions at the area were reestablished and Vale is working on additional preventive measures and replacement of damaged equipment. A full assessment of impact by Vale is ongoing with conclusion expected early in the second quarter of 2022. Vale further reports that physical completion of the Salobo III mine expansion was 85% at the end of the fourth quarter.

Peñasquito: In the fourth quarter of 2021, Peñasquito produced 2.1 million ounces of attributable silver, an increase of approximately 7% relative to the fourth quarter of 2020, primarily due to higher grades and recoveries, partially offset by lower throughput.

Antamina: In the fourth quarter of 2021, Antamina produced 1.4 million ounces of attributable silver, a decrease of approximately 29% relative to the fourth quarter of 2020, primarily due to lower throughput and grades. As per Compañía Minera Antamina S.A.’s (the operating company of Antamina) news release dated October 31, 2021, operations at Antamina were briefly suspended to ensure the health and safety of its workforce and other stakeholders following localized protests in Peru.

Constancia: In the fourth quarter of 2021, Constancia produced 0.6 million ounces of attributable silver and 9,900 ounces of attributable gold, an increase of approximately 21% and 151%, respectively, relative to the fourth quarter of 2020. Silver production increased primarily due to higher grades. The increase in gold production was primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, partially offset by the receipt of 2,005 ounces in the fourth quarter of 2020 related to delays in accessing the Pampacancha deposit while no delay payment was received in 2021. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay for the increase in the fixed gold recoveries, which was paid on December 23, 2021.

Sudbury: In the fourth quarter of 2021, Vale’s Sudbury mines produced 5,400 ounces of attributable gold, a decrease of approximately 19% relative to the fourth quarter of 2020, primarily due to lower throughput as a result of the temporary closure of the Totten mine. As per Vale, on September 26, 2021, a large piece of equipment, called a bucket scoop, blocked and damaged the mine shaft resulting in its temporary closure. Vale has reported that production at the Totten mine, which accounts for approximately 15% to 20% of the Company’s gold production from Sudbury, resumed in the first quarter of 2022 and that operations at the Sudbury mines are expected to normalize in the second quarter of 2022.

Stillwater: In the fourth quarter of 2021, the Stillwater mines produced 2,700 ounces of attributable gold and 4,700 ounces of attributable palladium, a decrease of approximately 19% for gold and 17% for palladium relative to the fourth quarter of 2020 due to lower throughput.

San Dimas: In the fourth quarter of 2021, San Dimas produced 13,700 ounces of attributable gold, an increase of approximately 18% relative to the fourth quarter of 2020, primarily due to the mining of higher-grade material.

Other Gold: In the fourth quarter of 2021, total Other Gold attributable production was 8,400 ounces, an increase of approximately 131% relative to the fourth quarter of 2020, primarily due to the mining of higher-grade material at Minto.

Other Silver: In the fourth quarter of 2021, total Other Silver attributable production was 2.3 million ounces, an increase of approximately 9% relative to the fourth quarter of 2020, primarily due to higher production at Neves-Corvo and the newly acquired Cozamin stream, partially offset by lower production at Yauliyacu and Aljustrel.

Voisey’s Bay: In the fourth quarter of 2021, the Voisey’s Bay mine produced 381 thousand pounds of attributable cobalt. As per Vale’s Fourth Quarter 2021 Performance Report, physical completion of the Voisey’s Bay underground mine extension, which includes developing two underground mines - Reid Brook and Eastern Deeps - was 67% at the end of the fourth quarter. As per Vale, production commenced from Reid Brook in the second quarter of 2021, and the start-up of Eastern Deeps is expected by the second half of 2022.

Produced But Not Yet Delivered4 and Inventory

As at December 31, 2021, payable ounces and pounds attributable to the Company produced but not yet delivered amounted to:

●	85,900 payable gold ounces, an increase of 5,100 ounces during Q4 2021, primarily due to an increase during the period at the Sudbury and Constancia mines.
●	4.2 million payable silver ounces, an increase of 0.4 million ounces during Q4 2021.
●	5,600 payable palladium ounces, virtually unchanged during Q4 2021.
●	596 thousand payable cobalt pounds, virtually unchanged during Q4 2021.

As of December 31, 2021, 657 thousand pounds of cobalt were held in inventory by Wheaton, an increase of 169 thousand pounds during Q4 2021.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Corporate Development

Fenix Gold PMPA: On November 15, 2021, the Company entered into the previously disclosed PMPA with Rio2 Limited (“Rio2”) in connection with the Fenix Gold Project located in Chile.

Blackwater PMPA: On December 13, 2021, the Company entered into a PMPA with Artemis Gold Inc. (“Artemis”) in respect of silver production from the Blackwater Gold Project located in British Columbia, Canada. Under the PMPA, Wheaton will be entitled to receive 50% of the payable silver production until 17.8 million ounces (“Moz”) have been delivered, thereafter dropping to 33% of payable silver production for the life of the mine. The Company is committed to pay total upfront consideration of $141 million for this stream, payable in four equal installments during the construction of Blackwater, subject to customary conditions being satisfied. In addition, Wheaton will make ongoing cash payments equal to 18% of the spot silver price per ounce of silver delivered under the agreement until the value of silver delivered, net of the per ounce production payment for silver, is equal to the upfront consideration of $141 million, and 22% of the spot price of silver thereafter.

Additionally, on December 13, 2021, the Company announced that it had entered into a definitive agreement to acquire the existing gold stream held by New Gold Inc. (“New Gold”) in respect of gold production from Blackwater. Under this agreement, Wheaton will be entitled to receive 8% of the payable gold production until 279,908 ounces have been delivered, thereafter dropping to 4% of payable gold production for the life of the mine. The Company paid $300 million for the stream. In addition, Wheaton will make ongoing production payments equal to 35% of the spot gold price per ounce of gold delivered under the agreement.

Subsequent to the Quarter – Corporate Development

Curipamba PMPA: On January 17, 2022, the Company entered into a PMPA with Adventus Mining Corporation (“Adventus”) in respect of the Curipamba Project (“Curipamba”) located in Ecuador. Under the Curipamba PMPA, Wheaton will purchase 50% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 33% of payable gold production for the life of the mine and 75% of the payable silver production until 4.6 million ounces have been delivered, thereafter dropping to 50% for the life of mine. Under the terms of the agreement, the Company is committed to pay Adventus total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around Curipamba. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing production payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

Marathon PMPA: On January 26, 2022, the Company entered into a PMPA with Generation Mining Limited (“Gen Mining”) in respect of the Marathon Project located in Ontario, Canada. Under the Marathon PMPA, Wheaton will purchase 100% of the payable gold production until 150,000 ounces have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and 22% of the payable platinum production until 120,000 ounces have been delivered, thereafter dropping to 15% for the life of mine. Under the terms of the agreement, the Company has committed to pay Gen Mining total upfront cash consideration of C$240 million, C$40 million of which will be paid prior to construction and to be used for the development of the Marathon Project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. In addition, Wheaton will make ongoing production payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of C$240 million, at which point the production payment will increase to 22% of the spot prices.

Goose PMPA: On February 8, 2022, the Company announced that it had entered into a PMPA with Sabina Gold & Silver Corp. (“Sabina”) in respect of the Goose Project, part of Sabina’s Back River Gold District located in Nunavut, Canada (the “Goose Project”). Under the Goose PMPA,

Wheaton will purchase 4.15% of the payable gold production until 130,000 ounces have been delivered, thereafter dropping to 2.15% until 200,000 ounces have been delivered, thereafter dropping to 1.5% of the payable gold production. Under the terms of the agreement, the Company has committed to pay Sabina an upfront payment of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 18% of the spot gold price until the value of gold, net of the production payment is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price.

Reserves and Resources (at December 31, 2021)

●

Proven and Probable Mineral Reserves attributable to Wheaton were 14.01 million ounces of gold compared with 11.71 million ounces as reported in Wheaton’s 2020 Annual Information Form (“AIF”), an increase of 20% (primarily due to recently added PMPAs and increases at Salobo); 567.9 million ounces of silver compared with 550.3 million ounces, an increase of 3%; 0.63 million ounces palladium compared with 0.64 million ounces, a decrease of 2%; 31.4 million pounds of cobalt compared to 31.7 million pounds, a decrease of 1%; and first time reporting of platinum of 0.17 million ounces. On a GEO[3] basis, total Proven and Probable Mineral Reserves for all metals attributable to Wheaton were 22.98 million ounces, an increase of 13%.

●

Measured and Indicated Mineral Resources attributable to Wheaton were 5.34 million ounces of gold compared with 4.50 million ounces as reported in Wheaton’s 2020 AIF, an increase of 18%; 766.6 million ounces of silver compared with 743.0 million ounces, an increase of 3%; 0.12 million ounces of palladium compared to 0.03 million ounces, an increase of 318%; 1.5 million pounds of cobalt remained the same as 2020; and first time reporting of platinum of 0.097 million ounces. On a GEO[3] basis, total Measured and Indicated Mineral Resources for all metals attributable to Wheaton were 15.78 million ounces, an increase of 9%.

●

Inferred Mineral Resources attributable to Wheaton were 4.96 million ounces of gold compared with 4.46 million ounces as reported in Wheaton’s 2020 AIF, an increase of 11%; 464.0 million ounces of silver compared with 469.5 million ounces, a decrease of 1%, 0.35 million ounces of palladium compared with 0.37 million ounces, a decrease of 7%; 6.8 million pounds of cobalt compared to 7.6, a decrease of 10%; and first time report of platinum of 0.017 million ounces. On a GEO[3] basis, total Inferred Mineral Resources for all metals attributable to Wheaton were 11.69 million ounces, an increase of 3%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 9, 2022, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2021 estimates will also be included in the Company’s 2021 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2021, can be found on the Company’s website at www.wheatonpm.com.

Sustainability

Climate Change Commitments: Subsequent to the quarter, Wheaton announced the adoption of a climate change policy and commitment to net zero carbon emissions by 2050. As part of this policy, Wheaton plans to establish targets across both Scope 2 and Scope 3 attributable emissions to support a 1.5° C trajectory. The Company has also established a fund to support our mining partners’ efforts to move to renewable energy sources and reduce emissions at the mines in which we have an interest.

Partner Community Investment Program: Wheaton continues to support a wide range of programs with mining partners including Vale, Glencore, Hudbay and First Majestic Silver, focused on education, health, entrepreneurial support, and community engagement opportunities in the communities near the mines from which Wheaton receives precious metals. In the fourth quarter of 2021, the second phase of the Agricultural and Livestock Development Program run by Hudbay in Peru was completed. The program, aimed at improving all aspects of the production chain related to the raising of livestock in rural communities, provided nutritional support to nearly 37,000 animals during the fourth quarter alone.

COVID-19 Community Support and Response Fund: In the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support global efforts to combat the social and economic impact of the COVID-19 pandemic. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton and its mining partners operate. This fund is incremental to Wheaton’s already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of December 31, 2021, the Company has made donations totaling approximately $4.6 million through the CSR Fund.

Webcast and Conference Call Details

A conference call and webcast will be held on Friday, March 11, 2022 starting at 8:00am PT / 11:00 am ET to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	99785763
Live audio webcast:	Webcast URL

Participants should dial in five to ten minutes before the call.

The accompanying slideshow will also be available in PDF format on the ‘Presentations’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until March 18, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	785763 #
Archived audio webcast:	Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp. and Outlook

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date March 10, 2022, titled “Wheaton Precious Metals Declares Quarterly Dividend.”

2 Commodity price assumptions for the gold equivalent production and sales in 2021 are $1,800 / ounce gold, $25 / ounce silver, and $2,300 / ounce palladium and $17.75 / pound cobalt. Other metal includes palladium and cobalt.

3 Gold equivalent forecast production for 2022 and the longer term outlook and for mineral reserves and resources are based on the following commodity price assumptions: $1,800 / ounce gold, $24 / ounce silver, $2,100 / ounce palladium, $1,000 / ounce platinum and $33 / pound of cobalt. Other metal includes palladium and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates, or additional expansions at Salobo outside of project currently in construction. In addition, five-year guidance also does not include any production from Kutcho or the Victor project at Sudbury.

4 Payable gold, silver and palladium ounces and cobalt pounds produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2021	2020

Sales	$1,201,665	$1,096,224

Cost of sales

Cost of sales, excluding depletion	$287,947	$266,763

Depletion	254,793	243,889

Total cost of sales	$542,740	$510,652

Gross margin	$658,925	$585,572

General and administrative expenses	60,985	65,698

Reversal of impairment of mineral stream interests	(156,717)	-

Earnings from operations	$754,657	$519,874

Other (income) expense	(5,776)	(2,170)

Earnings before finance costs and income taxes	$760,433	$522,044

Finance costs	5,817	16,715

Earnings before income taxes	$754,616	$505,329

Income tax recovery	269	2,475

Net earnings	$754,885	$507,804

Basic earnings per share	$1.677	$1.132

Diluted earnings per share	$1.673	$1.128

Weighted average number of shares outstanding

Basic	450,138	448,694

Diluted	451,170	450,070

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2021	2020

Assets

Current assets

Cash and cash equivalents	$226,045	$192,683

Accounts receivable	11,577	5,883

Other	12,102	3,265

Total current assets	$249,724	$201,831

Non-current assets

Mineral stream interests	$5,905,797	$5,488,391

Early deposit mineral stream interests	34,741	33,241

Mineral royalty interest	6,606	3,047

Long-term equity investments	61,477	199,878

Convertible notes receivable	17,086	11,353

Property, plant and equipment	5,509	6,289

Other	15,211	13,242

Total non-current assets	$6,046,427	$5,755,441

Total assets	$6,296,151	$5,957,272

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$13,935	$13,023

Current portion of performance share units	14,807	17,297

Current portion of lease liabilities	813	773

Other	136	76

Total current liabilities	$29,691	$31,169

Non-current liabilities

Bank debt	$-	$195,000

Lease liabilities	2,060	2,864

Deferred income taxes	100	214

Performance share units	11,498	11,784

Pension liability	2,685	1,670

Total non-current liabilities	$16,343	$211,532

Total liabilities	$46,034	$242,701

Shareholders’ equity

Issued capital	$3,698,998	$3,646,291

Reserves	47,036	126,882

Retained earnings	2,504,083	1,941,398

Total shareholders’ equity	$6,250,117	$5,714,571

Total liabilities and shareholders’ equity	$6,296,151	$5,957,272

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2021	2020

Operating activities

Net earnings	$754,885	$507,804

Adjustments for

Depreciation and depletion	256,685	245,779

Reversal of impairment of mineral stream interests	(156,717)	-

Interest expense	352	12,366

Equity settled stock based compensation	5,262	5,432

Performance share units	(2,925)	9,398

Pension expense	1,014	806

Income tax expense (recovery)	(269)	(2,475)

Loss (gain) on fair value adjustment of share purchase warrants held	2,101	(337)

Fair value (gain) loss on convertible note receivable	(5,733)	(1,899)

Investment income recognized in net earnings	(462)	(230)

Other	(510)	1,487

Change in non-cash working capital	(8,072)	1,025

Cash generated from operations before income taxes and interest	$845,611	$779,156

Income taxes recovered (paid)	(279)	49

Interest paid	(429)	(13,992)

Interest received	242	229

Cash generated from operating activities	$845,145	$765,442

Financing activities

Bank debt repaid	$(195,000)	$(679,500)

Credit facility extension fees	(1,727)	(1,373)

Share purchase options exercised	7,953	21,892

Lease payments	(780)	(704)

Dividends paid	(218,052)	(167,212)

Cash (used for) generated from financing activities	$(407,606)	$(826,897)

Investing activities

Mineral stream interests	$(520,891)	$(322)

Early deposit mineral stream interests	(1,500)	(1,500)

Mineral royalty interest	(3,571)	-

Acquisition of long-term investments	(7,453)	(10,671)

Proceeds on disposal of long-term investments	129,753	162,942

Dividends received	221	-

Other	(775)	(801)

Cash (used for) generated from investing activities	$(404,216)	$149,648

Effect of exchange rate changes on cash and cash equivalents	$39	$504

Increase in cash and cash equivalents	$33,362	$88,697

Cash and cash equivalents, beginning of year	192,683	103,986

Cash and cash equivalents, end of year	$226,045	$192,683

Summary of Units Produced

	Q4 2021	Q3 2021	Q2 2021	Q1 2021		Q4 2020	Q3 2020	Q2 2020	Q1 2020

Gold ounces produced ²

Salobo	48,235	55,205	55,590	46,622		62,854	63,408	59,104	62,575

Sudbury [3]	5,404	148	4,563	7,004		6,659	3,798	9,257	7,795

Constancia [7]	9,857	8,533	5,525	2,453		3,929	3,780	3,470	3,681

San Dimas [4,7]	13,714	11,936	11,478	10,491		11,652	9,228	6,074	11,318

Stillwater [5]	2,664	2,949	2,962	3,041		3,290	3,176	3,222	2,955

Other

Minto	3,506	1,703	3,206	2,638		789	1,832	2,928	2,124

777 [8]	4,462	4,717	5,035	6,280		2,866	5,278	4,728	4,551

Marmato	479	433	1,713	-		-	-	-	-

Total Other	8,447	6,853	9,954	8,918		3,655	7,110	7,656	6,675

Total gold ounces produced	88,321	85,624	90,072	78,529		92,039	90,500	88,783	94,999

Silver ounces produced [2]

Peñasquito [7]	2,145	2,180	2,026	2,202		2,014	1,992	967	2,658

Antamina [7]	1,366	1,548	1,558	1,577		1,930	1,516	612	1,311

Constancia [7]	578	521	468	406		478	430	254	461

Other

Los Filos [7]	37	17	26	31		6	17	14	29

Zinkgruvan	482	658	457	420		515	498	389	662

Yauliyacu [7]	382	372	629	737		454	679	273	557

Stratoni	129	18	164	165		185	156	148	183

Minto	44	25	33	21		16	15	19	18

Neves-Corvo	522	362	408	345		420	281	479	377

Aljustrel	325	314	400	474		440	348	388	352

Cozamin	213	199	183	230		-	-	-	-

Marmato	7	10	39	-		-	-	-	-

Keno Hill	30	44	55	27		-	-	-	-

777 [8]	96	81	83	130		51	96	108	96

Total Other	2,267	2,100	2,477	2,580		2,087	2,090	1,818	2,274

Total silver ounces produced	6,356	6,349	6,529	6,765		6,509	6,028	3,651	6,704

Palladium ounces produced ²

Stillwater [5]	4,733	5,105	5,301	5,769		5,672	5,444	5,759	5,312

Cobalt pounds produced ²

Voisey’s Bay	381	370	380	1,162	[9]	-	-	-	-

GEOs produced [6]	186,404	183,975	191,271	191,308		189,682	181,184	146,857	194,901

SEOs produced [6]	13,421	13,246	13,772	13,774		13,657	13,045	10,574	14,033

Average payable rate [2]

Gold	96.0%	96.0%	95.8%	95.0%		95.2%	95.3%	94.7%	95.1%

Silver	86.0%	86.6%	86.9%	86.6%		86.3%	86.1%	81.9%	85.6%

Palladium	92.2%	94.5%	95.0%	91.6%		93.6%	94.0%	90.8%	91.0%

Cobalt	93.3%	93.3%	93.3%	93.3%		n.a.	n.a.	n.a.	n.a.

GEO [7]	91.3%	91.2%	91.7%	90.4%		91.1%	91.1%	89.8%	90.4%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q4-2021 - 544,000 ounces; Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces; Q3-2020 - 420,000 ounces; Q2-2020 - 276,000 ounces; Q1-2020 - 419,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

7)

Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.
9)

Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

Summary of Units Sold

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Gold ounces sold

Salobo	47,171	35,185	57,296	51,423	53,197	59,584	68,487	74,944

Sudbury [2]	965	1,915	6,945	3,691	7,620	7,858	7,414	4,822

Constancia [6]	6,196	8,159	2,321	1,676	3,853	4,112	3,024	3,331

San Dimas [6]	15,182	11,346	11,214	10,273	11,529	9,687	6,030	11,358

Stillwater [3]	2,933	2,820	2,574	3,074	3,069	3,015	3,066	3,510

Other

Minto	2,462	1,907	2,359	2,390	1,540	-	-	-

777	4,290	5,879	5,694	2,577	5,435	5,845	4,783	2,440

Marmato	423	438	1,687	-	-	-	-	-

Total Other	7,175	8,224	9,740	4,967	6,975	5,845	4,783	2,440

Total gold ounces sold	79,622	67,649	90,090	75,104	86,243	90,101	92,804	100,405

Silver ounces sold

Peñasquito [6]	1,818	2,210	1,844	2,174	1,417	1,799	1,917	2,310

Antamina [6]	1,297	1,502	1,499	1,930	1,669	1,090	788	1,244

Constancia [6]	351	484	295	346	442	415	254	350

Other

Los Filos [6]	17	12	42	27	-	19	25	37

Zinkgruvan	346	354	355	293	326	492	376	447

Yauliyacu [6]	551	182	601	1,014	15	580	704	9

Stratoni	42	41	167	117	169	134	77	163

Minto	27	24	29	26	20	-	-	-

Neves-Corvo	259	193	215	239	145	201	236	204

Aljustrel	133	155	208	257	280	148	252	123

Cozamin	174	170	168	173	-	-	-	-

Marmato	8	10	35	-	-	-	-	-

Keno Hill	24	51	33	12	-	-	-	-

777	69	99	109	49	93	121	100	41

Total Other	1,650	1,291	1,962	2,207	1,048	1,695	1,770	1,024

Total silver ounces sold	5,116	5,487	5,600	6,657	4,576	4,999	4,729	4,928

Palladium ounces sold

Stillwater [3]	4,641	5,703	3,869	5,131	4,591	5,546	4,976	4,938

Cobalt pounds sold

Voisey’s Bay	228	131	395	132	-	-	-	-

GEOs sold [4]	158,864	152,432	176,700	175,419	155,665	166,611	164,844	175,154

SEOs sold [4]	11,438	10,975	12,722	12,630	11,208	11,996	11,869	12,611

Cumulative payable units PBND [5]

Gold ounces	85,945	80,819	66,238	70,072	70,555	75,750	79,632	88,383

Silver ounces	4,200	3,845	3,802	3,738	4,486	3,437	3,222	4,961

Palladium ounces	5,629	5,619	6,822	5,373	5,597	4,616	4,883	4,875

Cobalt pounds	596	637	777	820	-	-	-	-

GEO [4]	157,347	147,679	135,430	136,933	140,008	129,391	130,623	163,521

SEO [4]	10,906	10,181	9,199	9,277	10,081	9,316	9,405	11,774

Inventory on hand

Cobalt pounds	657	488	134	132	-	-	-	-

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

5)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

6)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2021

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Gross Margin	Impairment Reversals [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	48,235	47,171	$1,799	$412	$374	$84,849	$47,781	$-	$47,781	$63,659	$2,437,939

Sudbury [5]	5,404	965	1,795	400	1,024	1,732	357	-	357	1,346	307,169

Constancia	9,857	6,196	1,799	412	315	11,147	6,642	-	6,642	8,398	103,789

San Dimas	13,714	15,182	1,799	618	322	27,309	13,030	-	13,030	17,923	166,723

Stillwater	2,664	2,933	1,799	319	397	5,275	3,176	-	3,176	4,340	219,785

Other [6]	8,447	7,175	1,795	676	42	12,875	7,721	-	7,721	8,463	364,792

	88,321	79,622	$1,798	$472	$338	$143,187	$78,707	$-	$78,707	$104,129	$3,600,197

Silver

Peñasquito	2,145	1,818	$23.28	$4.29	$3.55	$42,314	$28,064	$-	$28,064	$34,515	$322,018

Antamina	1,366	1,297	23.33	4.73	7.53	30,250	14,351	-	14,351	25,091	580,052

Constancia	578	351	23.28	6.08	7.56	8,170	3,383	-	3,383	5,739	205,884

Other [7]	2,267	1,650	23.48	7.22	5.83	38,770	17,226	-	17,226	26,118	593,195

	6,356	5,116	$23.36	$5.47	$5.57	$119,504	$63,024	$-	$63,024	$91,463	$1,701,149

Palladium

Stillwater	4,733	4,641	$1,918	$340	$442	$8,902	$5,268	$-	$5,268	$7,323	$232,830

Cobalt

Voisey’s Bay	381	228	$28.94	$4.68	$8.17	$6,604	$3,673	$156,717	$160,390	$2,443	$371,621

Operating results						$278,197	$150,672	$156,717	$307,389	$205,358	$5,905,797

Other

General and administrative									$(16,955)	$(9,139)

Finance costs									(1,508)	(1,026)

Other									3,581	325

Income tax									(685)	(228)

Total other									$(15,567)	$(10,068)	$390,354

									$291,822	$195,290	$6,296,151

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Please see the section “Impairment Reversals of Mineral Stream Interests” in this press release for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont, Santo Domingo, Blackwater and Fenix gold interests.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama, Rosemont and Blackwater silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2021 were as follows:

Three Months Ended December 31, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	186,404	158,864	$1,751	$429	$1,322	$373	$949

Silver equivalent basis [5]	13,421	11,438	$24.32	$5.96	$18.36	$5.19	$13.17

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Three Months Ended December 31, 2020

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,854	53,197		$1,881		$408		$374	$100,047	$58,426	$74,508	$2,509,344

Sudbury [4]	6,659	7,620		1,888		400		831	14,384	5,000	11,336	321,016

Constancia	3,929	3,853		1,881		408		338	7,246	4,373	5,674	105,569

San Dimas	11,652	11,529		1,881		612		315	21,683	10,993	12,812	182,202

Stillwater	3,290	3,069		1,881		338		449	5,772	3,357	4,735	224,310

Other [5]	3,655	6,975		1,888		421		238	13,167	8,576	10,241	7,526

	92,039	86,243		$1,882		$433		$397	$162,299	$90,725	$119,306	$3,349,967

Silver

Peñasquito	2,014	1,417		$24.44		$4.26		$3.24	$34,629	$23,997	$28,592	$350,572

Antamina	1,930	1,669		24.44		4.86		8.74	40,782	18,079	32,667	626,934

Constancia	478	442		24.44		6.02		7.63	10,805	4,770	8,143	217,044

Other [6]	2,087	1,048		25.69		8.03		1.00	26,915	17,456	20,804	474,975

	6,509	4,576		$24.72		$5.51		$5.16	$113,131	$64,302	$90,206	$1,669,525

Palladium

Stillwater	5,672	4,591		$2,348		$423		$428	$10,782	$6,875	$8,840	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$286,212	$161,902	$218,352	$5,488,391

Other

General and administrative										$(9,391)	$(8,384)

Finance costs										(2,196)	(1,980)

Other										830	(5)

Income tax										6,076	(21)

Total other										$(4,681)	$(10,390)	$468,881

										$157,221	$207,962	$5,957,272

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2020 were as follows:

Three Months Ended December 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	189,682	155,665	$1,839	$415	$1,424	$384	$1,040

Silver equivalent basis [5]	13,657	11,208	$25.54	$5.76	$19.78	$5.33	$14.45

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Year Ended December 31, 2021
	Units Produced[2]	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Gross Margin	Impairment Reversals [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	205,652	191,075	$1,797	$412	$374	$343,398	$193,247	$-	$193,247	$264,652	$2,437,939

Sudbury [5]	17,119	13,516	1,811	400	1,024	24,475	5,221	-	5,221	19,068	307,169

Constancia	26,368	18,352	1,797	411	315	32,974	19,658	-	19,658	25,438	103,789

San Dimas	47,619	48,015	1,797	617	322	86,290	41,199	-	41,199	56,679	166,723

Stillwater	11,616	11,401	1,797	325	397	20,487	12,259	-	12,259	16,784	219,785

Other [6]	34,172	30,106	1,804	607	61	54,296	34,192	-	34,192	36,444	364,792

	342,546	312,465	$1,798	$459	$361	$561,920	$305,776	$-	$305,776	$419,065	$3,600,197

Silver

Peñasquito	8,553	8,046	$25.07	$4.29	$3.55	$201,688	$138,616	$-	$138,616	$167,169	$322,018

Antamina	6,049	6,228	25.17	5.04	7.53	156,735	78,458	-	78,458	125,688	580,052

Constancia	1,973	1,476	24.91	6.05	7.56	36,775	16,689	-	16,689	27,848	205,884

Other [7]	9,424	7,110	25.07	8.06	5.56	178,231	81,393	-	81,393	123,359	593,195

	25,999	22,860	$25.08	$5.78	$5.52	$573,429	$315,156	$-	$315,156	$444,064	$1,701,149

Palladium

Stillwater	20,908	19,344	$2,369	$433	$442	$45,834	$28,891	$-	$28,891	$37,450	$232,830

Cobalt

Voisey’s Bay	2,293	886	$23.11	$4.67	$8.17	$20,482	$9,102	$156,717	$165,819	$3,687	$371,621

Operating results						$1,201,665	$658,925	$156,717	$815,642	$904,266	$5,905,797

Other

General and administrative									$(60,985)	$(55,301)

Finance costs									(5,817)	(4,271)

Other									5,776	731

Income tax									269	(280)

Total other									$(60,757)	$(59,121)	$390,354

									$754,885	$845,145	$6,296,151

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Please see the section “Impairment Reversals of Mineral Stream Interests” in this press release for more information
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont, Santo Domingo, Blackwater and Fenix gold interests.
7)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama, Rosemont and Blackwater silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2021 were as follows:

Year Ended December 31, 2021

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	752,958	663,415	$1,811	$434	$1,377	$384	$993

Silver equivalent basis [5]	54,213	47,766	$25.16	$6.03	$19.13	$5.33	$13.80

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Year Ended December 31, 2020

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	247,941	256,212		$1,757		$408		$374	$450,166	$249,708	$345,621	$2,509,344

Sudbury [4]	27,509	27,714		1,797		400		831	49,791	15,679	38,609	321,016

Constancia	14,860	14,320		1,785		406		338	25,556	14,907	19,744	105,569

San Dimas	38,272	38,604		1,775		610		315	68,519	32,813	44,978	182,202

Stillwater	12,643	12,660		1,766		316		449	22,353	12,666	18,351	224,310

Other [5]	25,096	20,043		1,818		421		281	36,442	22,357	28,007	7,526

	366,321	369,553		$1,767		$426		$399	$652,827	$348,130	$495,310	$3,349,967

Silver

Peñasquito	7,631	7,443		$20.25		$4.26		$3.24	$150,720	$94,886	$119,016	$350,572

Antamina	5,369	4,791		21.34		4.19		8.74	102,241	40,312	82,188	626,934

Constancia	1,623	1,461		21.42		5.99		7.63	31,285	11,397	22,541	217,044

Other [6]	8,269	5,537		20.84		7.41		1.97	115,379	63,460	74,159	474,975

	22,892	19,232		$20.78		$5.28		$4.58	$399,625	$210,055	$297,904	$1,669,525

Palladium

Stillwater	22,187	20,051		$2,183		$389		$428	$43,772	$27,387	$35,967	$241,389

Cobalt

Voisey’s Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510

Operating results									$1,096,224	$585,572	$829,181	$5,488,391

Other

General and administrative										$(65,698)	$(46,914)

Finance costs										(16,715)	(17,551)

Other										2,170	677

Income tax										2,475	49

Total other										$(77,768)	$(63,739)	$468,881

										$507,804	$765,442	$5,957,272

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Rosemont gold interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, 777, Marmato and Cozamin silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2020 were as follows:

Year Ended December 31, 2020

	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [3]	Cash Operating Margin ($‘s Per Ounce) [4]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [5]	712,624	662,275	$1,655	$403	$1,252	$368	$884

Silver equivalent basis [5]	51,309	47,684	$22.99	$5.59	$17.40	$5.11	$12.29

1)

Ounces produced represent the quantity of gold, silver and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2021.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt from Voisey’s Bay during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure associated with net debt as Wheaton fully repaid its debt during the first quarter of 2021.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2021	2020	2021	2020

Net earnings	$291,822	$157,221	$754,885	$507,804

Add back (deduct):

Impairment reversal	(156,717)	-	(156,717)	-

(Gain) loss on fair value adjustment of share purchase warrants held	(290)	(1,182)	2,101	(338)

(Gain) loss on fair value adjustment of convertible notes receivable	(1,597)	(517)	(5,733)	(1,899)

Income tax expense (recovery) recognized in the Statement of Shareholders’ Equity	974	911	1,811	(820)

Income tax expense (recovery) recognized in the Statement of OCI	(325)	(7,011)	(2,314)	(1,866)

Other	(1,635)	19	(1,954)	454

Adjusted net earnings	$132,232	$149,441	$592,079	$503,335

Divided by:

Basic weighted average number of shares outstanding	450,614	449,320	450,138	448,694

Diluted weighted average number of shares outstanding	451,570	450,980	451,170	450,070

Equals:

Adjusted earnings per share - basic	$0.293	$0.333	$1.315	$1.122

Adjusted earnings per share - diluted	$0.293	$0.331	$1.312	$1.118

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2021	2020	2021	2020

Cash generated by operating activities	$195,290	$207,962	$845,145	$765,442

Divided by:

Basic weighted average number of shares outstanding	450,614	449,320	450,138	448,694

Diluted weighted average number of shares outstanding	451,570	450,980	451,170	450,070

Equals:

Operating cash flow per share - basic	$0.433	$0.463	$1.878	$1.706

Operating cash flow per share - diluted	$0.432	$0.461	$1.873	$1.701

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31			Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2021	2020		2021	2020

Cost of sales	$127,525		$124,310	$542,740		$510,652

Less: depletion	(59,335)		(59,785)	(254,793)		(243,889)

Cash cost of sales	$68,190		$64,525	$287,947		$266,763

Cash cost of sales is comprised of:

Total cash cost of gold sold	$37,550		$37,355	$143,272		$157,429

Total cash cost of silver sold	27,993		25,228	132,151		101,529

Total cash cost of palladium sold	1,580		1,942	8,384		7,805

Total cash cost of cobalt sold	1,067		-	4,140		-

Total cash cost of sales	$68,190		$64,525	$287,947		$266,763

Divided by:

Total gold ounces sold	79,622		86,243	312,465		369,553

Total silver ounces sold	5,116		4,576	22,860		19,232

Total palladium ounces sold	4,641		4,591	19,344		20,051

Total cobalt pounds sold	228		-	886		-

Equals:

Average cash cost of gold (per ounce)	$472		$433	$459		$426

Average cash cost of silver (per ounce)	$5.47		$5.51	$5.78		$5.28

Average cash cost of palladium (per ounce)	$340		$423	$433		$389

Average cash cost of cobalt (per pound)	$4.68	$	n.a.	$4.67	$	n.a.

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31			Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2021	2020		2021	2020
Total sales:

Gold	$143,187		$162,299	$561,920		$652,827

Silver	$119,504		$113,131	$573,429		$399,625

Palladium	$8,902		$10,782	$45,834		$43,772

Cobalt	$6,604		$-	$20,482		$-

Divided by:

Total gold ounces sold	79,622		86,243	312,465		369,553

Total silver ounces sold	5,116		4,576	22,860		19,232

Total palladium ounces sold	4,641		4,591	19,344		20,051

Total cobalt pounds sold	228		-	886		-
Equals:

Average realized price of gold (per ounce)	$1,798		$1,882	$1,798		$1,767

Average realized price of silver (per ounce)	$23.36		$24.72	$25.08		$20.78

Average realized price of palladium (per ounce)	$1,918		$2,348	$2,369		$2,183

Average realized price of cobalt (per pound)	$28.94	$	n.a.	$23.11	$	n.a.
Less:

Average cash cost of gold [1] (per ounce)	$(472)		$(433)	$(459)		$(426)

Average cash cost of silver [1] (per ounce)	$(5.47)		$(5.51)	$(5.78)		$(5.28)

Average cash cost of palladium [1] (per ounce)	$(340)		$(423)	$(433)		$(389)

Average cash cost of cobalt [1] (per pound)	$(4.68)	$	n.a.	$(4.67)	$	n.a.
Equals:

Cash operating margin per gold ounce sold	$1,326		$1,449	$1,339		$1,341

As a percentage of realized price of gold	74%		77%	74%		76%

Cash operating margin per silver ounce sold	$17.89		$19.21	$19.30		$15.50

As a percentage of realized price of silver	77%		78%	77%		75%

Cash operating margin per palladium ounce sold	$1,578		$1,925	$1,936		$1,794

As a percentage of realized price of palladium	82%		82%	82%		82%

Cash operating margin per cobalt pound sold	$24.26	$	n.a.	$18.44	$	n.a.

As a percentage of realized price of cobalt	84%		n.a.	80%		n.a.

1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 10, 2022 both on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2021, which will be filed on or about March 31, 2022 and other continuous disclosure documents filed by Wheaton since January 1, 2022, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin

Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com